Lundin Mining Corporation	Lundin Mining AB
Suite 2101	Hovslagargatan 5
885 West Georgia Street	111 48 Stockholm
Vancouver, BC V6C 3E8	Sweden
Canada
Tel. +1- 604- 681-1337	Tel. +46-8-550 560 00
Fax +1- 604- 681-1339	Fax +46-8-550 560 01
www.lundinmining.com

Lundin Mining Corporation
NEWS RELEASE

Lundin Mining 2007 Third Quarter results

November 13, 2007
(all amounts are in US Dollars unless otherwise stated)

	Three months ended		Nine months ended
	September 30,		September 30,
($000,000's, except per share data)	2007	2006	2007	2006
Sales	292.8	98.9	806.6	303.7
EBITDA (i)	142.2	59.2	464.8	178.3
EBITDA, excl. one-time charge (i) (ii)	152.9	59.2	475.5	178.3
Net earnings (iii)	123.1	30.7	336.7	89.4
Basic earnings per share (iv)	0.32	0.25	1.05	0.73
Diluted earnings per share (iv)	0.32	0.25	1.05	0.72
Cash provided by operations	155.6	59.4	316.3	136.5

(i)	Non GAAP measure. See Non-GAAP Performance Measures.

(ii)

On the acquisition of Rio Narcea Gold Mines, Ltd. by Lundin Mining, the Aguablanca concentrate inventory as of July 17, 2007 was recorded at fair value. This resulted in the Company recording a one-time charge of $10.7 million during the third quarter related to the fair value adjustment on this inventory as this inventory was sold.

(iii)	Net earnings include $77.9 million of gains from the sale of investments in the second and third quarters of 2007.

(iv)	All figures related to shares and per share data are calculated as if the three-for-one stock split, effective February 5, 2007, occurred at the beginning of the first period presented.

Company Comments

"The Company’s potential for volume growth in the future is significant with major expansion programs in two core assets of the Company. Zinc production will be quadrupled at the Neves-Corvo mine from 2011 onward and production of copper concentrates will begin at the Zinkgruvan mine in 2010. In addition, our interest in the Tenke Fungurume project was consolidated into our assets during the period as well as the Aguablanca nickel-copper mine. We will continue to optimize the performance of operations while also focusing on the development of internal projects and unlocking their value. During the quarter the European vacation periods as well as planned maintenance were completed at the various operations. Nonetheless, processed tonnes of ore at both Neves-Corvo and Zinkgruvan for the nine-month period ended September 30, 2007 were greater than in the comparable period in 2006 and reflects productivity improvements being achieved operationally. Additionally, Aljustrel will start up zinc production during December of this year and will substantially contribute to the Company’s production profile next year. In a step to reduce cost and increase the efficiency of the management team it has been decided to close six of our present offices and relocate our Head Office to Geneva with business development activities remaining in Vancouver."

Highlights

  The acquisition of Tenke Mining Corp. ("Tenke") was completed July 3, 2007 following the approval by the shareholders’ of both companies and the Superior Court of Justice of the Province of Ontario. Tenke’s main asset is a 24.75% holding in the Tenke Fungurume project in the Democratic Republic of Congo ("DRC"), which is one of the largest and highest grade, undeveloped copper-cobalt deposits in the world. Work is in progress to develop the deposit into a low-cost open-pit mine and start-up is planned for in 2009. Freeport McMoRan Copper & Gold Inc., through one of its Phelps Dodge subsidiaries, holds a 57.75% interest in Tenke Fungurume and is the operator of the project.

  On July 17, 2007, the Company acquired control of Rio Narcea Gold Mines, Ltd. ("Rio Narcea"). As at August 20, 2007, the final day of Lundin Mining’s amended offer to acquire all the shares and share purchase warrants of Rio Narcea, a total of 158,018,283 shares and 20,099,020 warrants had been tendered, representing 92.9% of the fully diluted shares outstanding. Subsequent to the expiration of the final amended tender offer, the Company undertook a compulsory acquisition transaction under the Canada Business Corporations Act to take up the balance of the shares. The Company, as a majority holder of the share purchase warrants, also approved an amendment to the terms of the indenture governing the warrants, allowing Rio Narcea to redeem all, but not less than all, of those securities. To finance these two transactions, a final payment was made to Computershare Investor Services in mid-October, thereby completing the redemption, by Rio Narcea, of 100% of the share purchase warrants and the acquisition, by the Company, of 100% of the issued and outstanding shares in Rio Narcea.

  Concurrent with the offer to purchase Rio Narcea, the Company signed an option agreement with Red Back Mining Inc. for the sale of the Tasiast gold mine for cash consideration of $225 million and the assumption of $53.1 million of debt and hedging contracts. The sale was completed on August 2, 2007.

  Common shares of Lundin Mining commenced trading on the New York Stock Exchange ("NYSE") on September 20, 2007. With the commencement of trading on the NYSE, the Company’s shares no longer trade on the American Stock Exchange. Lundin’s common shares continue to trade on the Toronto Stock Exchange and in the form of Swedish Depository Receipts on the OMX Nordic Exchange.

  The Company completed its proposed sale of silver contained in concentrate from the Neves-Corvo and Aljustrel mines to Silverstone Resources Corp. ("Silverstone") on September 28, 2007. Under the terms of the agreement, Lundin received an up-front cash payment from Silverstone of $42.5 million together with 19,656,250 Silverstone common shares, the latter of which are subject to a four-month hold period. Over the life of the agreement, Lundin will also receive cash payments upon delivery of its silver in concentrate to Silverstone in an amount equal to the lesser of (a) $3.90 per ounce of silver contained in concentrate (subject to a 1% annual inflationary adjustment after three years and yearly thereafter) and (b) the then prevailing market price per ounce of silver.

  In early October, the Company announced major expansion plans at the Neves-Corvo mine in Portugal. Production of zinc in concentrate from the Lombador massive sulphide deposit at the Neves-Corvo mine is scheduled to start in 2011 following a feasibility study estimated to be completed in the second half of 2008. Production from this deposit is expected to increase zinc ore production at Neves-Corvo from 400,000 tonnes per annum ("tpa") to 2.4 million tpa, significantly increasing the Company’s overall annual zinc and lead production.

  In early October, the Company also announced major expansion plans at the Zinkgruvan mine in Sweden. A capital investment is underway to exploit a high grade copper deposit lying adjacent to one of Zinkgruvan’s zinc deposits. By 2010, ore production is expected to increase 33% to 1.2 million tpa with the commencement of copper concentrate production.

  Significant activity took place during the quarter on the Ozernoe Project in southeastern Siberia in preparation for construction work and final feasibility. A compilation of all technical data for final work on the bankable feasibility study for engaging all independent contract services was completed; ongoing drilling during the quarter continues to favourably support the original geological determinations; a supply of potable water was established and the construction camp and power line installation, now underway, is expected to be completed by the end of the fourth quarter. The Kholoy River bridge, critical to accommodating the delivery of materials and supplies to the site, was also completed during the quarter.

  Construction of the second copper grinding and flotation line at the Neves-Corvo mine was completed and the circuit commissioned in October. This new circuit can now treat copper slag or copper ores at a rate of up to 100 tonnes per hour.

  Total ore mined at the Company’s operations was 11% greater in the third quarter of 2007 as compared with the same period in 2006. Excluding the Storliden production, copper production was up 11% over the same period a year earlier while zinc, lead and nickel production were relatively stable.

  Both the SIPTU and TEEU unions at Galmoy reached labour agreements with management, and it is expected that production output will return to higher levels.

  Production start-up at the Aljustrel zinc-lead-silver mine, delayed due to the late delivery of some equipment for the ore processing facilities, is scheduled to commence in the latter half of the fourth quarter 2007.

  Lundin Mining Corp. is pleased to announce the appointment of John Andreatidis as Managing Director of Somincor S.A., with immediate effect. John, 41 and an Australian citizen, graduated in Metallurgy from the University of Queensland, Australia in 1987 and subsequently completed an MSc in Engineering Science from the same university in 2001. John joined Somincor as Principal Metallurgist in October of 2006 and brings 20 years of experience within the base metals industry having played key roles in a number of operations with his previous employers, the BHP Billiton Group and Mount Isa Mines Limited.

Selected Financial Information

	Three months ended		Nine months ended
	September 30,		September 30,
($000's)	2007	2006	2007	2006
Sales	$ 292,757	$ 98,941	$ 806,612	$ 303,657
Cost of sales	(124,135)	(35,364)	(284,343)	(109,706)
Accretion of asset retirement obligations	(2,485)	-	(4,753)	-
Exploration and project investigation	(11,356)	(1,700)	(24,499)	(5,352)
Administration and other expenses	(12,576)	(2,700)	(28,265)	(10,308)
EBITDA (i)	142,205	59,177	464,752	178,291

Depreciation of property, plant and equipment	(15,750)	(5,382)	(42,782)	(14,783)
Amortization of mining rights	(31,683)	(9,410)	(76,404)	(27,272)
EBIT (i)	94,772	44,385	345,566	136,236

Losses on derivative instruments (ii)	(18,234)	(4,963)	(51,416)	(14,864)
Gain on sale of investments	27,452	-	77,890	-
Net interest and other financial items	(3,543)	1,137	(6,278)	(188)
EBT (i)	100,447	40,559	365,762	121,184

Tax and non-controlling interest	22,653	(9,822)	(29,046)	(31,825)
Net earnings for the period	$ 123,100	$ 30,737	$ 336,716	$ 89,359

Operating Cash Flow	$ 155,646	$ 59,381	$ 316,338	$ 136,500
Capital Expenditures	$ 73,358	$ 6,621	$ 150,554	$ 19,780

(i)	Non GAAP measures – see Non-GAAP Performance Measures

(ii)	Includes realized and unrealized result on derivatives

Key Financial Data (i)
	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Shareholders´ equity/share, US$ (i)	$ 10.38	$ 2.85	$ 10.38	$ 2.85
Basic earnings/share, US$	$ 0.32	$ 0.25	$ 1.05	$ 0.73
Diluted earnings/share, US$	$ 0.32	$ 0.25	$ 1.05	$ 0.72
Dividends	Nil	Nil	Nil	Nil
Equity ratio (i)	76.3%	64.1%	76.3%	64.1%
Basic weighted average number of shares outstanding	389,832,910	122,611,905	321,101,335	122,305,179
Diluted weighted average number of shares outstanding	390,021,171	123,566,265	321,695,537	123,407,811
Number of shares outstanding at period end	392,380,271	122,724,993	392,380,271	122,724,993

NOTE: All figures related to shares and per share data are calculated as if the three-for-one stock split, effective February 5, 2007, occurred at the beginning of the first period presented.

(i)

Non-GAAP measures – Shareholders’ equity per share is defined as shareholders’ equity divided by total number of shares outstanding at end of period. Equity ratio is defined as shareholders’ equity divided by total assets at the end of period.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(Amounts are expressed in United States dollars, unless otherwise indicated)

THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2007 and 2006

This Management’s Discussion and Analysis ("MD&A") of Lundin Mining Corporation ("Lundin Mining" or the "Company") has been prepared for the three months and nine months ended September 30, 2007 and is dated November 9, 2007. It is intended to supplement and complement the accompanying unaudited interim consolidated financial statements and notes thereto for the third quarter ended September 30, 2007.

Please also refer to the cautionary statement of forward-looking information at the end of the MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All the financial information in this MD&A has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and all dollar amounts in the tables are expressed in thousands of US dollars, unless otherwise noted.

Overview

Lundin Mining is a Canadian-based international mining company that owns and operates the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead mine in Ireland, the Neves-Corvo copper/zinc mine in Portugal, and the Aguablanca nickel/copper mine in Spain. Additionally, the Company owns the Storliden copper/zinc mine in Sweden, which is operated by Boliden AB, as well as the Aljustrel zinc/lead/silver mine in Portugal, which is scheduled to begin production in the fourth quarter of 2007. The Company also has a 49% interest in the Ozernoe project in Russia, one of the largest undeveloped zinc/lead projects in the world and a 24.75% interest in Tenke Fungurume, a major copper-cobalt project in the Democratic Republic of Congo ("DRC").

Recent Developments and Highlights

Earnings for the Third Quarter

The Company had net earnings for the three months ended September 30, 2007 were $123.1 million or $0.32 per share on sales of $292.8 million compared to net earnings of $30.7 million or $0.25 per share on sales of $98.9 million for the same period in 2006. Higher net earnings and sales for the third quarter were due primarily to the addition of the Neves-Corvo mine, which was acquired in the fourth quarter of 2006, a $27.5 million gain from the sale of investments, and a reduction of the corporate tax rate in Portugal which translated into a recovery of future income taxes during the quarter.

Tender Offer for Rio Narcea Gold Mines, Ltd.

On July 17, 2007, the Company acquired control of Rio Narcea Gold Mines, Ltd. ("Rio Narcea"). As at August 20, 2007, the final day of Lundin Mining’s amended offer to acquire all the shares and share purchase warrants of Rio Narcea, a total of 158,018,283 shares and 20,099,020 warrants had been tendered, representing 92.9% of the fully diluted shares outstanding. Subsequent to the expiration of the final amended tender offer to acquire all the shares and share purchase warrants, the Company undertook a compulsory acquisition transaction under the Canada Business Corporations Act to take up the balance of the shares. The Company, as a majority holder of the share purchase warrants, also approved an amendment to the terms of the indenture governing the warrants, allowing Rio Narcea to redeem all, but not less than all, of those securities. To finance these two transactions, a final payment was made to Computershare Investor Services in mid October, thereby completing the redemption, by Rio Narcea, of 100% of the share purchase warrants and the acquisition, by the Company, of 100% of the issued and outstanding shares in Rio Narcea.

Concurrent with the offer to purchase Rio Narcea, the Company signed an option agreement with Red Back Mining Inc. for the sale of the Tasiast gold mine for cash consideration of $225 million and the assumption of $53.1 million of debt and hedging contracts. The sale was completed on August 2, 2007.

Completed the Acquisition of Tenke Mining Corp. ("Tenke")

The acquisition of Tenke Mining Corp. ("Tenke") was completed July 3, 2007 following the approval by the shareholders’ of both companies and the Superior Court of Justice of the Province of Ontario. Tenke’s main asset is a 24.75% holding in the Tenke Fungurume project in the Democratic Republic of Congo ("DRC"), which is one of the largest and highest grade, undeveloped copper-cobalt deposits in the world. Work is in progress to develop the deposit into a low-cost open-pit mine and start-up is planned for in 2009. Freeport McMoRan Copper & Gold Inc., through one of its Phelps Dodge subsidiaries, holds a 57.75% interest in Tenke Fungurume and is the operator of the project.

Listing on the New York Stock Exchange

Common shares of Lundin Mining commenced trading on the New York Stock Exchange ("NYSE") on September 20, 2007. With the commencement of trading on the NYSE, the Company’s shares no longer trade on the American Stock Exchange. Lundin’s common shares continue to trade on the Toronto Stock Exchange and in the form of Swedish Depository Receipts on the OMX Nordic Exchange.

Sale of Silver Production from Neves-Corvo and Aljustrel

On September 28, 2007, the Company completed its proposed sale of silver contained in concentrate from its Neves-Corvo and Aljustrel mines to Silverstone Resources Corp ("Silverstone"). Under the terms of the agreement, the Company received an upfront cash payment of $42.5 million and 19,656,250 common shares of Silverstone valued at Cdn$2.36 per share. Upon delivery of its silver in concentrate to Silverstone, the Company will receive the lower of $3.90 per ounce of silver (subject to a 1% annual inflationary adjustment after three years and yearly thereafter) or the then prevailing market price per ounce of silver.

Gain of $27.5 million From Sale of Investment

During the third quarter of 2007, the Company disposed of an investment acquired during the year for strategic purposes. The proceeds from the sale were $186.6 million for a pre-tax gain of $27.5 million.

Summary of Operations
Metal Produced*
		September 30,		September 30,
		2007	2006	2007	2006
Copper (tonnes)	Neves-Corvo	20,585	18,300	64,865	59,951
	Storliden	550	3,046	3,248	8,499
	Aguablanca	1,519	1,697	4,733	4,840
	Total	22,654	23,043	72,846	73,290

Zinc (tonnes)	Neves-Corvo	5,904	3,018	18,145	3,018
	Zinkgruvan	16,745	15,374	50,823	56,159
	Storliden	1,823	8,220	11,374	22,096
	Galmoy	11,920	16,750	34,494	46,582
	Total	36,392	43,362	114,836	127,855

Lead (tonnes)	Zinkgruvan	6,630	7,373	25,937	23,197
	Galmoy	3,276	3,376	8,253	10,457
	Total	9,906	10,749	34,190	33,654

Nickel (tonnes)	Aguablanca	1,579	1,542	4,940	4,763

Silver (ounces)	Neves-Corvo	211,287	153,278	635,650	494,591
	Zinkgruvan	388,276	432,400	1,319,279	1,285,156
	Galmoy	26,601	28,106	68,368	114,654
	Total	626,164	613,784	2,023,297	1,894,401

*100% of 2006 and 2007 metal production at Neves-Corvo and Aguablanca is included for comparative purposes only. This does not, however, represent Lundin Mining’s actual ownership during the period. EuroZinc Mining (owner of Neves-Corvo) completed a merger with Lundin Mining in October 2006 and Lundin acquired Rio Narcea (owner of Aguablanca) on July 17, 2007.

Metal Sold and Payable*
		Three months ended		Nine months ended
		September 30,		September 30,
		2007	2006	2007	2006
Copper (tonnes)	Neves-Corvo	18,764	17,140	61,532	55,643
	Storliden	522	2,642	3,081	7,456
	Aguablanca	1,436	1,250	4,162	3,820
	Total	20,722	21,032	68,775	66,919

Zinc (tonnes)	Neves-Corvo	6,168	1,479	14,911	1,479
	Zinkgruvan	15,274	13,038	43,363	47,716
	Storliden	1,550	6,989	9,669	18,787
	Galmoy	10,445	14,136	29,112	39,346
	Total	33,437	35,642	97,055	107,328

Lead (tonnes)	Zinkgruvan	5,284	6,791	22,918	22,469
	Galmoy	2,766	3,262	7,215	10,790
	Total	8,050	10,053	30,133	33,259

Nickel (tonnes)	Aguablanca	1,570	1,255	4,991	4,046

Silver (ounces)	Neves-Corvo	135,960	88,069	412,880	298,144
	Zinkgruvan	306,048	398,814	1,160,895	1,244,734
	Galmoy	14,002	26,722	42,109	113,197
	Total	456,010	513,605	1,615,884	1,656,075

*100% of 2006 and 2007 metal sales at Neves-Corvo and Aguablanca is included for comparative purposes only. This does not, however, represent Lundin Mining’s actual ownership during the period. EuroZinc Mining (owner of Neves-Corvo) completed a merger with Lundin Mining in October 2006 and Lundin Mining acquired Rio Narcea (owner of Aguablanca) on July 17, 2007.

Selected Quarterly Financial Information

	Three Months Ended
($000's, except per share data)	30-Sep-07	30-Jun-07	31-Mar-07	31-Dec-06	30-Sep-06	30-Jun-06	31-Mar-06	31-Dec-05
Sales	$292,757	$319,935	$193,920	$236,072	$98,941	$112,918	$91,798	$63,820
Net earnings	123,100	159,908	53,708	63,590	30,737	37,161	21,461	14,221
Earnings per share, basic (i)	0.32	0.56	0.19	0.28	0.25	0.30	0.18	0.12
Earnings per share, diluted (i)	$0.32	$0.56	$0.19	$0.27	$0.25	$0.30	$0.17	$0.12

(i)

The earnings per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding. All share related information (i.e. earnings per share) are calculated as if the three-for-one stock split, which was effective February 5, 2007, had occurred at the beginning of the earliest period presented (October 1, 2005).

Results of Operations

Summary

The Company had net earnings for the three months ended September 30, 2007 of $123.1 million or $0.32 per share on sales of $292.8 million compared to net earnings of $30.7 million or $0.25 per share on sales of $98.9 million for the same period in 2006. Higher net earnings and sales for the third quarter were due primarily to the addition of the Neves-Corvo mine, which was acquired in the fourth quarter of 2006, a $27.5 million gain from the sale of investments, and a reduction of the corporate tax rate in Portugal which translated into a recovery of future income taxes during the quarter. Cash flow from operations for the quarter was $155.6 million as compared with $59.4 million for the same period in 2006.

Net earnings for the nine months ended September 30, 2007 were $336.7 million or $1.05 per share on sales of $806.6 million as compared with sales and net earnings of $303.7 million and $89.4 million, respectively, for the same period in 2006. Cash flow from operations for the nine month period in 2007 was $316.3 million as compared with $136.5 million for the same period in 2006.

Sales

Total sales increased 196% or $193.9 million in the third quarter to $292.8 million as compared with $98.9 million for the same period in 2006. This increase was due primarily to the addition of the Neves-Corvo and Aguablanca mines, added in the fourth quarter of 2006 and the third quarter of 2007, respectively.

Year-to-date, total sales were $806.6 million in 2007 as compared with $303.7 million for the same period in 2006, the result of both the additional operations as discussed above as well as higher realized metal prices.

Cost of Sales

Cost of sales increased 251% or $88.7 million in the third quarter to $124.1 million compared with cost of sales of $35.4 million for the same period in 2006. This increase was primarily due to the costs associated with the increased sales added from the Neves-Corvo and Aguablanca mines, combined with a continued weakening of the US dollar against both the Euro and the Swedish Kronor.

Year-to-date, cost of sales were $284.3 million as compared with $109.7 million for the same period in 2006.

Accretion of Asset Retirement Obligations

Accretion of asset retirement obligation during the third quarter was $2.5 million compared to $Nil for the same period in 2006. The increase was due primarily to the addition of the Neves-Corvo and Aljustrel mines acquired in the fourth quarter of 2006 as well as the Aguablanca mine acquired in the third quarter of 2007. Additionally, the increase was also attributable to the commencement of provisions beginning in 2007 for future site restoration costs at both the Galmoy and Zinkgruvan mines.

Year-to-date, accretion of asset retirement obligations were $4.8 million compared to $Nil for same period in 2006.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased 220% or $32.6 million to $47.4 million for the third quarter 2007 as compared with $14.8 million for the same period in 2006. This increase was due primarily to the addition of the Neves-Corvo and Aguablanca mines. The depreciation, depletion and amortization on the mining assets from the Neves-Corvo and Aguablanca mines were based on the new fair values allocated to each of the respective mining assets acquired in accordance with CICA Handbook Section 1581 "Business Combinations".

Year-to-date, depreciation, depletion and amortization were $119.2 million as compared with $42.1 million for same period in 2006. The amount of depreciation, depletion and amortization increased in the third quarter of 2007 over the prior two periods in the current year as a result of the addition of the Aguablanca operations.

General Exploration and Project Investigation

General exploration and project investigation costs increased $9.7 million to $11.4 million in the third quarter 2007 compared to $1.7 million during the same period in 2006. A significant portion of this increase relates to continued drilling and exploration activities at the Company’s Portuguese mining concessions and higher exploration activities in Sweden and Ireland. Please refer to the exploration activities section for further detail.

Year-to-date, exploration and project investigation costs totaled $24.5 million as compared with $5.4 million for the same period in 2006. The Company spent $13.9 million on exploration in Portugal, $6.6 million in Sweden, $2.6 million in Ireland and $1.4 million in Spain.

Selling, General and Administration

Selling, general and administration costs were $6.2 million in the third quarter 2007 as compared with $3.1 million during the same period in 2006. This increase was due primarily to the costs associated with the Sarbanes Oxley ("SOX") compliance project, higher travel costs, costs associated with the listing on the New York Stock Exchange as well as the additional personnel and administrative costs associated with the recent mergers and acquisitions.

Year-to-date, selling, general and administration costs were $18.9 million as compared with $8.2 million for the same period in 2006.

Stock Based Compensation

Stock based compensation costs were $6.3 million in the third quarter 2007, the bulk of which relates to a comprehensive grant of stock options to key personnel. Additionally, the vesting of options granted in previous periods contributed to the overall amount.

Year-to-date, stock based compensation costs were $9.4 million as compared with $2.1 million for the same period in 2006.

Foreign Exchange Losses

Foreign exchange losses increased in the third quarter of 2007 to $4.0 million as compared with a gain of $0.1 million for the same period in 2006. Foreign exchange losses were due primarily to the holding of significant US denominated cash and trade accounts receivable balances at the Company’s Neves-Corvo and Aguablanca mines where the functional currency is the Euro. The US currency continued its decline against all major currencies during the third quarter.

Year-to-date, foreign exchange losses totaled $15.7 million compared with $2.7 million for the same period in 2006.

Losses on Derivative Instruments

Losses on derivative instruments are comprised of realized and unrealized gains and losses from marking-to-market the Company’s outstanding metal forward sales and metal options contracts. The net loss on derivative contracts during the third quarter was $18.2 million compared with a net loss of $5.0 million for the same period in 2006, the increase the result of the rise in the price of lead and the punitive impact on the Company’s outstanding lead hedging. The figure for the current period is comprised of a realized loss of $18.0 million and an unrealized mark-to-market loss of $0.2 million.

Year-to-date, losses on derivative instruments totaled $51.4 million compared with $14.9 million for the same period in 2006. As noted above, the year-over-year increase is largely the result of the rising price of lead throughout 2007 coupled with additional lead hedging during the second quarter of 2007.

Current Income Taxes

Current income tax provision increased $22.1 million to $22.7 million for the third quarter 2007 compared with $0.6 million for the same period in 2006. The bulk of the increase relates to the taxable income from the Neves-Corvo mine, which was not part of the operating results of the Company until the fourth quarter of 2006. Additionally, there was a tax expense of $4.6 million during the current quarter related to the disposition of the available-for-sale securities.

Year-to-date, the current income tax expense was $86.3 million compared with a current income tax expense of $22.7 million for the same period in 2006. Driving the year-over-year increase is the provision related to earnings from the Neves-Corvo mine combined with gains of $77.9 million on the sale of investments during 2007.

Future Income Tax Recovery

Future income tax recovery for the third quarter of 2007 was $45.4 million compared with a tax expense of $9.2 million for the same period in 2006. This reversal was due primarily to the substantially-enacted tax rate change in the 2008 tax rate for Portugal from 21.5% down to 16.5%, resulting in a recovery in the current period.

Year-to-date, the future income tax recovery was $57.2 million compared with a future income tax expense of $8.9 million for the same period in 2006.

Operations

Neves-Corvo Mine

	Three months ended		Nine months ended
	September 30,		September 30,
(100% OF PRODUCTION)	2007	2006	2007	2006
Ore mined (tonnes - includes copper and zinc plants)	640,612	533,060	1,894,947	1,515,657
Ore milled (tonnes - includes copper and zinc plants)	637,642	539,121	1,895,307	1,548,991
Grade per tonne
Copper (%)	4.5	4.5	4.7	4.6
Zinc (%)	7.9	8.0	7.9	8.0
Recoveries
Copper (%)	84	88	86	89
Zinc (%)	76	50	78	50
Production (metal contained)
Copper (tonnes)	20,585	18,300	64,865	59,951
Zinc (tonnes)	5,904	3,018	18,145	3,018
Silver (ounces)	211,287	153,278	635,650	494,591
Sales*	$160,620	$133,092	$474,515	$390,490
**Cash cost per pound of payable copper sold	$0.90	$0.82	$0.76	$0.84

* The 2006 comparative figures were from EuroZinc’s third quarter 2006 Management’s Discussion and Analysis
** Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Ownership

The Company merged with EuroZinc Mining, which was the 100% owner of the Neves-Corvo mine, on October 31, 2006 and the EuroZinc operating results were consolidated into the financial statements of the Company from November 1, 2006.

In order to provide comparable data, the 2006 production figures and financial data are presented for the three and nine months ended September 30, 2006. However, results from the Neves-Corvo operation have only been included in the Company’s operating results from November 1, 2006.

Production

A total of 640,612 tonnes were mined in the third quarter, an increase of 107,552 tonnes or 20% over the same period in 2006. This result includes a full mine maintenance and refurbishment shutdown of 11 days which was completed in July, 2007. The increased extraction and throughput rates were achieved via the productivity gains that have been realised at the mine. Production of copper metal for the first nine months of 2007 was 8% higher than in the same period in 2006. Production of contained zinc was 5,904 tonnes for the third quarter, being 95% greater than for the same period in 2006 with the zinc plant operating as planned.

The cash cost per pound of payable copper metal sold during the third quarter of 2007 increased 10% to $0.90 compared to the same period in 2006. The cash cost per pound of payable copper metal sold for the first nine months of 2007 was 10% less than for the corresponding period in 2006 due primarily to the increased zinc by-product credits and the improved productivity which aided in offsetting the rising costs of consumables.

Construction of the second copper grinding and flotation line was completed and the circuit commissioned in October. This new circuit can now treat copper slag or copper ores at a rate of up to 100 tonnes per hour.

Zinkgruvan Mine

	Three months ended		Nine months ended
	September 30,		September 30,
(100% OF PRODUCTION)	2007	2006	2007	2006
Ore mined (tonnes)	174,214	183,003	616,975	547,300
Ore milled (tonnes)	171,453	188,169	637,611	561,636
Grades per tonne
Zinc (%)	10.4	8.8	8.5	10.7
Lead (%)	4.4	4.4	4.6	4.7
Silver (g/t)	93	93	87	95
Recoveries
Zinc (%)	94	92	94	94
Lead (%)	88	89	88	88
Silver (g/t)	75	77	77	75
Production (metal contained)
Zinc (tonnes)	16,745	15,374	50,823	56,159
Lead (tonnes)	6,630	7,373	25,937	23,197
Silver (oz)	388,276	432,400	1,319,279	1,285,156
Sales	$52,028	$35,806	$159,948	$135,356
*Cash cost per pound of payable zinc sold	$0.17	$0.55	$0.22	$0.50

* Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and revenue-based royalties. See Non-GAAP Performance Measures.

Production

A total of 174,214 tonnes of ore were mined during the third quarter 2007, which represents a 4.8% decrease as compared to the same period in 2006. The decrease in throughput was primarily due to lower mining rates in two stoping sections that were restricted by an increase in oversize and premature closure of blast holes.

Notwithstanding the short-term affect on production, the two-week planned maintenance program in July was executed successfully.

The zinc ore grade improved during the third quarter due to ore contribution from Nygruvan 950 stope 260, which is higher in zinc than the average for the mine.

The cash cost per pound of payable zinc metal sold during the third quarter of 2007 decreased to $0.17 per pound compared to $0.55 per pound for the same period in 2006. This decrease in cash cost was due primarily to increased lead sales, lower 2007 treatment charges and improved productivity, which aided in offsetting the rising cost of consumables.

Cash cost per pound of payable zinc metal for the nine months of 2007 decreased 56% to $0.22 per pound coompared to $0.50 per pound for the corresponding period in 2007.

Storliden Mine

	Three months ended		Nine months ended
	September 30,		September 30,
(100% OF PRODUCTION)	2007	2006	2007	2006
Ore mined (tonnes)	53,365	85,400	209,363	258,200
Ore milled (tonnes)	56,193	107,920	196,778	269,775
Grades per tonne
Copper (%)	1.1	3.1	1.8	3.5
Zinc (%)	3.7	8.5	6.3	9.1
Recoveries
Copper (%)	91	91	91	91
Zinc (%)	89	90	92	91
Production (metal contained)
Copper (tonnes)	550	3,046	3,248	8,499
Zinc (tonnes)	1,823	8,220	11,374	22,096
Sales	$9,179	$28,992	$48,395	$87,022
*Cash cost per pound of payable zinc sold	$(0.25)	$(0.53)	$(0.14)	$(0.37)

* Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and revenue-based royalties. See Non-GAAP Performance Measures.

Production

It is expected that production activities at this operation will be extended to the end of the first quarter of 2008 as an additional 50,000 tonnes of ore has been identified outside the delineated reserve in the Lower West and Upper East areas of the mine.

Ore mined during the third quarter of 2007 was 53,365 tonnes as compared with 85,400 tonnes in the third quarter of 2006.

A total of 56,193 tonnes of ore was milled during the third quarter, representing a decrease of 48% compared to the same period in the previous year while the year to date comparison indicates a reduction of 27%. However, 27,000 tonnes more than originally budgeted have been milled year to date.

As the operation draws nearer to closure, copper and zinc grades, as well as ore throughput are expected to decline.

The cash cost of payable zinc sold was negative $0.25 per pound for the third quarter 2007 compared to negative $0.53 per pound for the same period in 2006. Copper and zinc head grades continue to be significantly lower this quarter when compared with the prior year.

The closure of the mine is scheduled for the second quarter 2008. Total costs for the closure of the operations are expected to be less than $400,000 and the corresponding provision has already been made.

Galmoy Mine

	Three months ended		Nine months ended
	September 30,		September 30,
(100% OF PRODUCTION)	2007	2006	2007	2006
Ore mined (tonnes)	111,226	157,263	319,413	446,481
Ore milled (tonnes)	104,709	154,625	321,140	456,506
Grades per tonne
Zinc (%)	13.8	13.0	13.1	12.3
Lead (%)	4.1	3.2	3.5	3.5
Recoveries
Zinc (%)	82	84	82	82
Lead (%)	77	69	74	66
Production (metal contained)
Zinc (tonnes)	11,920	16,750	34,494	46,582
Lead (tonnes)	3,276	3,376	8,253	10,457
Silver (ounces)	26,601	28,106	68,368	114,654
Sales	$29,480	$32,870	$82,119	$81,154
Cash cost per pound of payable zinc sold*	$0.65	$0.87	$0.89	$0.80

* Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

Ore mined during the third quarter of 2007 was 111,226 tonnes as compared with 157,263 tonnes in the same period in 2006. The decrease was primarily due to the distraction created by a protracted wage increase negotiation with the unions and stope scheduling challenges generated by volume shortfalls and setting delays in the backfilling operations. The former was recently resolved and management expects normal production levels to resume. A technical solution is being sought to accelerate backfill setting times and thus re-establish optimum stoping sequences.

The ore milled for the quarter was 104,709 tonnes as compared to 154,625 tonnes in the same period in 2006. The shortfall was due to a lower than planned output from the mine, and industrial action by the concentrate trucking firm’s employees which caused unplanned mill downtime as the concentrate load-out bays were not being cleared. Zinc recovery was 82%for the quarter, slightly lower than the corresponding quarter in 2006. Lead recovery at 77% was significantly higher than the same period in 2006 due to lead circuit improvements.

The zinc head grade was 13.8% for the quarter as compared to 13.0% for the corresponding quarter in the previous year. Ore throughput is expected to increase during the fourth quarter of 2007.

The cash cost per pound of payable zinc sold was $0.65 per pound for the quarter 2007 as compared to $0.87 per pound for the same period in 2006. This decrease was due to higher by-product credits for lead but was partially offset by higher operating costs as a result of low productivity compared with the same quarter in 2006.

Aguablanca Mine

	Three months ended		Nine months ended
	September 30,		September 30,
(100% OF PRODUCTION)	2007	2006*	2007	2006*
Ore mined (tonnes)	438,012	319,020	1,286,980	1,066,064
Ore milled (tonnes)	433,178	374,963	1,262,852	1,049,374
Grades per tonne
Nickel (%)	0.5	0.6	0.5	0.6
Copper (%)	0.4	0.5	0.4	0.5
Recoveries
Nickel (%)	77	68	76	72
Copper (%)	92	88	91	90
Production (metal contained)
Nickel (tonnes)	1,579	1,542	4,940	4,763
Copper (tonnes)	1,519	1,697	4,733	4,840
Sales	$41,343	$59,087	$150,128	$159,776
Cash cost per pound of payable nickel sold**	$8.10	$5.54	$7.94	$3.85

* The 2006 comparative figures were from Rio Narcea’s third quarter 2006 Management’s Discussion and Analysis while the 2007 year-to-date figures incorporate amounts disclosed in Rio Narcea’s second quarter 2007 Management’s Discussion and Analysis.
** Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Ownership

The Company purchased Rio Narcea Gold Mines, Ltd. (100% owner of the Aguablanca mine) on July 17, 2007 and the Rio Narcea operating results were consolidated into the financial statements of the Company from that date onwards.

In order to provide comparable data, the 2006 and 2007 production figures and financial data are presented for the three and nine months ended September 30, 2006 and 2007. However, results from the Aguablanca operation have only been included in the Company’s operating results from July 17, 2007.

Production

Ore mined during the third quarter 2007 was 438,012 tonnes or 37% higher than ore mined during the same period in 2006. The increase is due to the significant improvement in the treatment plant feed rate which constrained mine production during 2006. Waste extracted during the third quarter of 2007 was 3.04 million tonnes or 58% higher than waste extracted during the same period in 2006. Year to date the waste removal is behind schedule and a concerted effort is being made together with the mining contractor to recover the shortfall.

Ore milled during the quarter was 433,178 tonnes or 16% higher than in the same period in 2006. The increased ore production is largely due to higher plant availability, which in turn can be attributed to the implementation of a preventive maintenance plan and the optimization of the crushing area of the plant. Nickel and copper recoveries for the third quarter 2007 were 76.9% and 92%, respectively, or 13% and 4.2%, respectively, higher than in the same quarter of 2006, mainly due to an optimization of the flotation process. Nickel concentrate grade for the third quarter of 2007 was 7.07% or 11.3% higher than for the same period in 2006, for the same reason.

Nickel and copper production during the third quarter of 2007 were 1,579 tonnes and 1,519 tonnes, respectively, or 2.4% higher and 10.4% lower than for the same period of 2006. Improvements in both ore processing and metal recoveries partially compensated for lower ore feed grades.

The cash cost per pound of payable nickel sold was $8.10 per pound for the third quarter of 2007 compared to $5.54 per pound for the same period in 2006. On a year to date basis cash costs increased by 106% compared to the same period in 2006. The increases mentioned are the result of higher mine costs due to the planned increase to the strip ratio, combined with higher nickel prices that pushed treatment charges higher as per the price participation clause in the existing agreement with the smelter.

Mine Development and Project Highlights

Ozernoe Project

Activity on the Ozernoe zinc/lead open pit project in south-eastern Siberia increased significantly during the third quarter. A report on past data and prefeasibility studies was completed to form the basis for negotiations with consulting firms and contractors identified to perform final feasibility study work. Work on the feasibility study continued with the objective of completing feasibility work prior to the end of 2008. Work on an oxide study also continued by various parties from Australia, the St. Petersburg Institute, and the Russian partner’s (Metals of Eastern Siberia Resources) geologic team. This study is expected to continue into the first half of 2008. The project independent consulting firms, funding partners and Ozerny GOK (OzGOK) personnel met in a formal planning session on key feasibility and TEO (Russian feasibility equivalent) activities and target milestones. Project work is proceeding with the objective of being in full production by 2012 as a major lead/zinc producer.

The next phase of in-fill drilling is being prepared as assay results from the previous phase became available. Assay results received to date from independent laboratories compare favourably with site assay determination methods.

Pit geotechnical and water well drilling advanced and a series of four water well holes were drilled to locate a potable water resource. Three of these holes provided positive results in terms of quantity and quality of water and will be used for water supply prior to year end. Additional water well drilling is planned for future process plant water supply.

Construction of temporary facilities and local infrastructure improvements continued on the camp, local power lines and bridge installation. The construction camp is expected to be completed and occupied prior to year end, the power line installation was nearing completion at the end of the quarter, and approval for the new substation installation at Gunda is expected in the fourth quarter and the bridge over the Kholoy River was completed.

Base line environmental data collection was advanced and environmental and a social impact program scope, including budgets and resources, were refined in preparation for advancement of these studies in the fourth quarter and in parallel to the feasibility study work.

Aljustrel

Critical processing equipment that had been delayed in delivery is now being installed and it is planned to commence with zinc concentrate production by the latter half of the fourth quarter.

The Moinho mine can supply ore to the mill and mining activities to date have generated a zinc ore stockpile of approximately 100,000 tonnes for processing. In addition there are substantial stockpiles of copper and zinc ores from the Moinho mine that have been trucked to the Neves-Corvo operations.

Tenke Fungurume Project

Under the direction of operating partner Freeport McMoran, through one of its Phelps Dodge subsidiaries, detailed engineering and procurement surpassed the 50% completion point at the end of the third quarter. As well, construction work is ramping up on the project in Katanga Province, located in the south of the Democratic Republic of Congo ("DRC").

Construction activities during the quarter focused on plant site and ancillary shop area civil works and road access improvements. Civil works progressed on a 24 hour seven days a week schedule to ensure major plant earthworks were completed ahead of the November start of the rainy season. Expansion of the construction camp continued in phases to support the more than 1000 construction and support staff now on the project. Permanent housing installation also advanced with more than 500 houses now under construction.

A concrete installation contractor mobilized with a crushing plant and batch plant on site and concrete works have started. A second contractor is being mobilized to further advance the project schedule.

Purchased plant equipment storage customs clearance warehouses are under construction. Preparations were also made for tank platework erection contractor mobilization in the fourth quarter.

Exploration drilling (infill and stepout) progressed at the Kwatebala, Fwalu and Goma deposits with approximately 5000 meters being drilled per month. A major concession exploration drilling program to support plant expansion plans was defined and approved for commencement in the fourth quarter. Total concession drilling for 2007 is expected to be in approximately 50,000 meters.

Subsequent to the installation of DRC’s newly elected government, a formal review process commenced during the third quarter whereby a government commission, aided by international observers are reviewing mining agreements signed over the last several years as the country progressed through the peace and transitional government process. As part of the review process, a government commission team was received by the Tenke Fungurume project and a successful site visit was conducted. The overall review process is expected to be complete prior to year end.

Social program activities were extensive during the quarter, including completion of 25% of the fresh water wells planned for more than 40 villages in the region. Three primary schools sponsored by the project are now fully operational, agricultural and anti-malarial programs, and more than 20 small enterprise businesses (brick making, wire fence manufacturing, and aggregate production) are fully mobilized to improve regional social conditions.

Good process was made on negotiations with a consortium of banks for project debt financing during the quarter with the intent to have debt facility drawdown in place by year end. Construction is currently being funded with cash provided 70:30 respectively by Freeport and Lundin Mining and will continue so until debt financing is in place. In a subsequent event, the project operator, Freeport, announced that projected capital costs are expected to exceed the direct cost budget of $650 million. Freeport has advised its partners that costs could approach $900 million as a result of scope changes and a general escalation of costs for construction projects worldwide.

The project is progressing towards copper and cobalt production in the first half of 2009.

Neves-Corvo – Lombador Zinc Project

During the third quarter, an internal study was conducted to support a request for a capital investment to develop the Lombador underground zinc deposit, which is directly adjacent to the Neves-Corvo mine in Portugal to significantly expand the Company’s zinc production in three years. Capital to conduct the completion of a final feasibility study was approved.

Zinkgruvan Copper Project

Zinkgruvan staff prepared for and received permission from the Lundin Mining Board for a capital investment to exploit a high grade copper deposit lying adjacent to one of Zinkgruvan’s zinc deposits in Sweden. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility.

Exploration Highlights, Third Quarter 2007

Portugal

Neves-Corvo Near-Mine Exploration (copper-zinc)

A total of 6,531 metres in six deep exploration drill holes was carried out during the third quarter near to the Neves-Corvo mine. Exploration efforts continued to focus on the world-class Lombador deposit at Neves-Corvo with the 2007 program objectives of producing an NI43-101 compliant indicated resource and to increase the size of the inferred resource. Highlights of the drilling this quarter included a 58 metre intersection of massive sulphides grading 8.7% zinc and 2.6% lead. Additionally, a down-dip, step-out drill hole intersected the second thickest section of massive sulphides (92 metres) ever encountered at Lombador that contained a 67 metre (est. true thickness) interval grading 8.0% zinc and 2.9% lead that is also underlain by a 16 metres thick zone of feeder-style stringer sulphide mineralization grading 3.9% copper. This high-grade zone of zinc-copper mineralization is completely open down-dip and along strike. Another large step-out drill hole located 220 metres along strike is currently in progress.

Aljustrel Near-Mine Exploration (copper-zinc)

Nine drill holes were completed on the Aljustrel Mine Lease for a total of 6,480 metres. The drilling was successful in expanding the known boundaries of the Feitais deposit and upgrading a portion of the existing inferred resource to indicated category.

Portugal Greenfields Exploration (copper-zinc)

The Bell Geospace FTG airborne gravity system began a large survey that includes the Aljustrel and Neves Corvo mine areas. Crone Geophysics continues to test prospective ground gravity targets with their deep-penetrating SQUID time-domain electromagnetic ("TEM") geophysical survey system. One very interesting coincident gravity-TEM anomaly has been detected and is planned to be drill-tested this year.

Spain

Aquablanca Ni Deposit

A total of 4,955 metres was completed within 19 drill holes near to the main deposit in the third quarter. The focal point for exploration efforts has been the E-W trending, steeply plunging sulphide mineralization within the Deep Body which lies adjacent to and beneath the main deposit. Infill and step-out drilling this quarter has doubled the strike extent of the Deep Body to at least 200 metres with the dip extent varying from 50 metres in the west to 150 metres in the east where the body still remains open. High nickel plus copper grades within the mineralization have been confirmed by the drilling. The actual results will be announced once all assays are returned.

Ossa Morena Regional Ni Program

Drilling was focused in the third quarter on the Argallón and Cortegana nickel properties which are located within a 65 kilometres radius of the Aguablanca mine. At Argallón a total of 1,098 metres was drilled in 6 holes with all holes encountering broad intervals of weakly disseminated sulphide mineralization at the contact between an ultramafic intrusion and meta-troctolitic gabbros – a favourable geological setting for magmatic-type massive sulphide Ni-Cu-PGM mineralization. At Cortegana a total of 552 metres was drilled in two holes; both holes intersecting weakly disseminated sulphides and one hole intersecting a wide interval of weakly disseminated sulphide mineralization containing thinner, more sulphide-rich zones. These drill results are similar to results from holes drilled at the periphery of the Aguablanca deposit and may represent a broad disseminated halo associated with more concentrated nickel sulphide mineralization. A high-resolution, helicopter-borne, time-domain electromagnetic survey ("VTEM") was initiated at the end of the quarter that will cover the Aquablanca mine area, the Argallón and Cortegana project areas as well as three other selected areas that are prospective for nickel-copper deposits.

Toral Project (zinc-lead-silver)

Exploration drilling at this project located in northwest Spain continued in the third quarter with the completion of three drill holes and the start of a fourth hole for a total of 1,210 metres drilled during the quarter. Results of this drilling continues to confirm the historical results, indicating that the sulphide mineralization narrows up-dip into these shallower zones hosted by a more silicified, less favourable rock. Drill-testing beneath the historical resource will resume next quarter.

Ireland

Galmoy near-mine exploration (zinc-lead)

A total of 1,092 metres in 9 drill holes was completed in the mine license and an additional 7,211 metres of exploration drilling were completed in 65 drill holes by six drill rigs within the Galmoy license block this quarter. Exploration continues to focus on identifying new zones of resource-grade mineralization that can extend the current life of the mine. Delineation drilling of resource grade mineralization at the recently discovered M-Zone continued in the quarter with three additional holes intersecting high-grade zinc mineralization. The M-Zone is located near to the mill site (although approximately 100 metres below surface) and is within 200 metres of open workings in the CW orebody. Drill-testing in the fourth quarter will focus on delineating the M-Zone westward beneath the mill site. Nonetheless the drilling to date has not significantly extended the life of mine.

Sweden

Zinkgruvan near-mine exploration (zinc-lead-silver)

Seven holes were drilled totaling 2,704 metres with four drill rigs. Directional drill-testing of the deep Dalby zone, located beneath the western part of the Zinkgruvan mine, continued in the third quarter. High-grade zinc-lead-silver mineralization (assays pending) was encountered over a 4 metre interval in the first deviation hole at a vertical depth of 1137 metres and another interesting zone of zinc mineralization was encountered 65 metres into the hanging wall of the mine ore horizon. Drilling of the Finnafalet target, to the east of the Dalby area, has intersected Zinkgruvan mine stratigraphy which provides encouragement for discovering additional ore north of the mine. During the last week of September an additional new rig began drill-testing for ore along strike to the east of the Nygruvan orebody at the Tostebacka target; historic drilling never tested below 200 metre depths directly east of the mine.

Bergslagen District (zinc-lead-silver)

During the quarter 1,386 metres were drilled in 8 holes which tested a promising zone of sub-cropping zinc-lead-silver mineralization at the Tvistbo property. Drilling intersected visible high-grade zinc mineralization within a sulphidic rock package exceeding 50 metres in thickness. Complete assay results are expected to be disclosed in the fourth quarter.

Skellefte District (copper-zinc)

Exploration drilling was curtailed in the Skellefte district in the third quarter after the completion of 571 metres in four holes at the Copperstone and Mala B projects. Only minor base metal mineralization was encountered in the three Copperstone drill holes.

Metal prices and smelter treatment and refining charges

During the third quarter 2007 the prices for copper and lead increased by 1% and 45%, respectively, compared with the second quarter 2007. During the same period the prices for zinc and nickel decreased by 12% and 37% respectively. The inventory levels of lead and zinc on the London Metal Exchange ("LME") decreased during the third quarter 2007 compared with the second quarter 2007. At the end of the third quarter 2007, the LME stocks of lead were 22,150 tonnes (Q2: 45,075 tonnes) and zinc 61,350 tonnes (Q2: 73,000 tonnes). In the case of both lead and zinc, the decrease in inventories was a result of reduced exports from China. During the third quarter 2007 the LME inventories for both copper and nickel increased. The copper inventories ended the third quarter 2007 at 130,775 tonnes (Q2: 114,700 tonnes) and nickel at 32,442 tonnes (Q2: 8,910 tonnes). The increase of the copper inventories was a result of reduced sales of copper to China. During the third quarter 2007 producer de-stocking of stainless steel continued which has led to a reduced demand for nickel resulting in continued increased inventories.

		Three months ended			Nine months ended
		September 30,		Change	September 30,		Change
(Average)		2007	2006	%	2007	2006	%
Zinc	US$/pound	1.46	1.53	-5%	1.56	1.35	16%
	US$/tonne	3,226	3,363	-4%	3,448	2,966	16%

Lead	US$/pound	1.43	0.54	165%	1.07	0.53	102%
	US$/tonne	3,142	1,189	164%	2,367	1,177	101%

Copper	US$/pound	3.50	3.48	1%	3.22	3.00	7%
	US$/tonne	7,710	7,670	1%	7,094	6,607	7%

Nickel	US$/pound	13.70	13.07	5%	18.09	9.64	88%
	US$/tonne	30,195	28,812	5%	39,886	21,248	88%

Silver	US$/ounce	12.70	11.70	9%	13.12	11.22	17%

During the third quarter 2007 the spot treatment charges ("TC") for zinc concentrates increased and even exceeded the level of the terms of the 2007 annual contracts of $300 per dry tonne ("dmt") based on a zinc price of $3,500 per tonne. The spot TC ended the quarter at $325 per dmt flat (i.e. without price participation) or some $43 per dmt higher than the annual terms at the average price for the third quarter of 2007 ($3,226 per tonne).

The spot TC for copper concentrates continued to fall during the third quarter. After reaching a low of approximately $5 per dmt and a refining charge ("RC") of $0.005 per payable pound of copper contained in August the spot terms ended the quarter at a TC of approximately $20 per dmt and a RC of $0.02 per payable pound of copper contained and without price participation ("PP") which provided the smelters with an increase of the RC when the copper price increased.

The spot TC for lead concentrates remained at a high level during the third quarter of 2007. As a result of the introduction by China of an export tax on refined lead China has reduced its imports of lead concentrates and its production of refined lead. The spot purchases of lead concentrates by the Chinese smelters have halted and almost all lead concentrates being delivered into China comes under annual contracts. At the end of the quarter the spot TC in China was approximately $200 per dmt of concentrates flat.

Outlook

The consumption of copper and zinc in China continues to be strong. The world-wide availability of lead metal has decreased by the reduction of exports from China as a function of the introduction of an export tax on refined lead. These market conditions should translate into reduced LME inventories for these metals. The Company is optimistic that the prices for copper, zinc and lead will remain at current levels for the balance of 2007.

It should be noted that the price of silver for silver produced in concentrate from Zinkgruvan has been fixed by the 2004 silver transaction with Silver Wheaton whereby Zinkgruvan receives the lesser of the prevailing silver price at time of delivery or $3.90 per ounce of silver delivered. The up-front cash payment received from Silver Wheaton in December 2004 has been deferred on the balance sheet and is realized on the statement of operations when the actual deliveries of silver occur.

During the third quarter 2007 the Company completed an agreement with Silverstone Resources to which the Company will sell all its all future silver in concentrate from the Neves-Corvo and Aljustrel mines at a fixed price of the lesser of the prevailing silver price at time of delivery or $3.90 per ounce of silver delivered, subject to an inflation adjustment. The upfront cash payment of $42.5 million, together with the common shares in Silverstone received by the Company, are valued at $89.1 million. This amount has been deferred and will be amortized over the life of the silver deliveries.

Currencies

	Three months ended			Nine months ended
	September 30,		Change	September 30,		Change
(Average)	2007	2006	%	2007	2006	%
SEK/US$	6.74	7.24	-7%	6.87	7.47	-8%
SEK/Cdn$	6.45	6.46	0%	6.23	6.60	-6%
Cdn$/US$	1.04	1.12	-7%	1.11	1.13	-2%
US$/Euro	1.38	1.27	-8%	1.34	1.24	-8%

Liquidity and Capital Resources

Cash Resources

The Company has cash and cash equivalents of $220.1 million as at September 30, 2007 compared with $402.2 million as at December 31, 2006 and $388.2 million at the end of the second quarter 2007. Cash and cash equivalents decreased $168.1 million from the second quarter 2007 due primarily to the cash purchase of Rio Narcea. The Company does not own any asset-backed commercial paper.

As at September 30, 2007, the Company had drawn down $61.9 million of a $575 million revolving credit facility first announced during the second quarter as part of the acquisition of Rio Narcea.

As at September 30, 2007, the Company had working capital of $164.6 million compared to working capital of $382.1 million as at June 30, 2007 and $292.6 million as at December 31, 2006. The decrease in working capital during the third quarter was due primarily to the purchase of Rio Narcea shares and warrants for cash, part of which was funded by the revolving credit facility noted above.

Capital Resources

Shareholders’ equity at September 30, 2007 was $3,992.0 million, an increase of $1,862.2 million from the second quarter 2007. This increase was due primarily to the acquisition of Tenke by issuing $1,329.7 million in shares of the Company. Also driving the increase were $123.1 million in net earnings for the third quarter and an increase of $126.6 million in cumulative translation adjustment as a result of a significantly weaker US dollar against the Euro, the Swedish Kronor and the Canadian dollar where the Company’s assets are held.

Hedging

The Company enters into derivative contracts for the purpose of managing risks and are not for trading purposes. During the third quarter the Company did not enter into any additional derivative contracts. As at September 30, 2007, the liability on marking-to-market the outstanding derivative contracts was $62.3 million, of which $7.8 million was classified as a current liability. Refer to the notes to the unaudited third quarter 2007 consolidated financial statements for full detail of outstanding hedge positions.

Critical Accounting Estimates

The Company’s accounting policies are described in Note 2 of the annual consolidated financial statements for the year ended December 31, 2006. For a complete discussion of those policies deemed most critical by the Company, refer to the Company’s 2006 annual MD&A, available on the SEDAR website, www.sedar.com.

Changes in accounting policies

Effective for the first quarter beginning on January 1, 2007, the Company has adopted Sections 1530 and 3855 of the CICA Handbook, "Comprehensive Income" and "Financial Instruments – Recognition and Measurement". Section 1530, Comprehensive Income is the net change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as cumulative translation adjustments resulting from the translation of foreign denominated financial statements to US dollars using the current rate method and unrealized gains or losses on available-for-sale securities. Section 3855, Financial Instruments – Recognition and Measurement requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

The adoption of Sections 1530 and 3855 resulted in changes to the Company's current period earnings and required an adjustment to the opening balances for investments and total assets.

The cumulative translation adjustment and unrealized gain on available-for-sale securities as at December 31, 2006 were $52.4 million and $3.2 million respectively. The aggregate of these amounts has been reported as a transition adjustment during the first quarter to the opening balance of Accumulated Other Comprehensive Income in the Interim Consolidated Statements of Changes in Shareholders’ Equity.

The cumulative translation adjustment and decrease in the fair value of available-for-sale securities for the three months ended September 30, 2007 were $126.6 million and $13.5 million net of tax, respectively, and are reported in the current period as other comprehensive income. Additionally, during the third quarter 2007 the Company disposed of certain available-for-sale securities resulting in a decrease to accumulated other comprehensive income of $10.4 million net of tax.

The cumulative translation adjustment and increase in the fair value of available-for-sale securities for the nine months ended September 30, 2007 were $182.4 million and $10.5 million net of tax, respectively, and are reported as other comprehensive income year-to-date. Additionally, during the nine months ended September 30, 2007 the Company disposed of certain available-for-sale securities resulting in a decrease to accumulated other comprehensive income of $20.4 million net of tax.

Risks and Uncertainties

The operations of Lundin Mining involve certain significant risks, including but not limited to credit risk, foreign exchange risk, and derivative risk. For a complete discussion of the aforementioned risks, refer to the Company’s 2006 annual MD&A, available on the SEDAR website, www.sedar.com

Reclamation Fund

As at September 30, 2007, the Company had $48.6 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

Outstanding share data

As at November 9, 2007, the Company had 392,475,331 common shares issued and outstanding and 5,581,628 stock options and 306,720 stock appreciation rights outstanding under its stock-based incentive plans.

Non-GAAP Performance Measures

Zinc, copper and nickel cash production cost (US$/pound) are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Reconciliation of unit cash costs of payable copper and zinc metal sold to the consolidated statements of operations

Thousands of US dollars, except zinc, copper and nickel cash production cost per pound:

	Three months ended September 30
	Zinkgruvan		Storliden		Galmoy
Zinc	2007	2006	2007	2006	2007	2006
Operating expenses, excluding depreciation	$13,323	$8,295	$5,648	$13,190	$13,393	$13,467
Treatment charges for zinc	11,288	13,741	1,080	6,310	9,288	16,577
By-product credits	(18,826)	(7,455)	(5,512)	(18,373)	(7,783)	(2,876)
Other items affecting cash production costs	-	1,356	(2,069)	(9,235)	-	(51)
Total	$5,785	$15,937	$(853)	$(8,108)	$14,898	$27,117

Zinc metal payable (tonnes)	15,274	13,038	1,550	6,989	10,445	14,136
Zinc metal payable (000's pounds)	33,673	28,735	3,417	15,403	23,027	31,156
Zinc cash production cost per
pound payable metal sold	$0.17	$0.55	$(0.25)	$(0.53)	$0.65	$0.87

	Nine months ended September 30
	Zinkgruvan		Storliden		Galmoy
Zinc	2007	2006	2007	2006	2007	2006
Operating expenses, excluding depreciation	$41,193	$30,758	$24,245	$39,766	$42,662	$39,436
Treatment charges for zinc	37,760	51,188	6,913	16,603	31,315	39,964
By-product credits	(57,547)	(26,747)	(22,334)	(47,295)	(17,165)	(8,998)
Other items affecting cash production costs	-	(2,091)	(11,808)	(24,271)	-	(1,027)
Total	$21,406	$53,108	$(2,984)	$(15,197)	$56,812	$69,375

Zinc metal payable (tonnes)	43,363	47,716	9,669	18,787	29,112	39,346
Zinc metal payable (000's pounds)	95,599	105,165	21,316	41,406	64,181	86,719
Zinc cash production cost per
pound payable metal sold	$0.22	$0.50	$(0.14)	$(0.37)	$0.89	$0.80

Neves-Corvo
	Three months ended		Nine months ended
	September 30		September 30
Copper	2007	2006	2007	2006
Operating expenses, excluding depreciation	$50,459	$26,050	$135,397	$75,500
Treatment charges for copper	9,263	10,850	33,987	35,400
By-product credits	(14,202)	(5,900)	(41,867)	(8,400)
Other items affecting cash production costs	(8,337)	-	(24,715)	-
Total	$37,183	$31,000	$102,802	$102,500

Copper metal payable (tonnes)	18,764	17,140	61,532	55,643
Copper metal payable (000's pounds)	41,368	37,787	135,655	122,671
Copper cash production cost per
pound payable metal sold	$0.90	$0.82	$0.76	$0.84

Aguablanca
	Three months ended		Nine months ended
	September 30		September 30
Nickel	2007	2006	2007	2006
Operating expenses, excluding depreciation	$40,835	$9,666	$40,835	$25,248
Operating expenses pre-acquisition by Lundin	-	-	50,539	-
Treatment charges for nickel	14,135	16,952	14,135	42,462
By-product credits	(15,491)	(10,782)	(15,491)	(33,499)
Other items affecting cash production costs	(11,429)	(516)	(11,429)	166
Total	$28,050	$15,320	$78,589	$34,377

Nickel metal payable (tonnes)	1,570	1,255	4,491	4,046
Nickel metal payable (000's pounds)	3,461	2,767	9,901	8,920
Nickel cash production cost per
pound payable metal sold	$8.10	$5.54	$7.94	$3.85

Management’s Report on Disclosure Controls and Procedures

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information requiring disclosure in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel, cobalt and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment in the countries where the Company has its mining operations and projects in will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Other Information

Additional information regarding the Company is included in the Company’s Annual Information Form ("AIF") and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission ("SEC"), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

	September 30,	December 31,
	2007	2006
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$220,077	$402,170
Deposits	6,206	-
Accounts receivable	148,994	96,435
Inventories (Note 5)	39,704	24,723
Prepaid expenses	11,644	3,125
	426,625	526,453
Long-term receivables	893	971
Reclamation fund	48,610	31,710
Investments in available-for-sale securities (Note 4)	159,865	25,882
Mineral properties, plant and equipment (Notes 3 & 6)	2,405,149	1,710,041
Investment in Tenke Fungurume (Notes 3 (b) & 7)	1,460,009	-
Other assets	4,496	4,835
Future income tax assets	15,623	12,149
Goodwill	739,058	517,559
	$5,260,328	$2,829,600

LIABILITIES
Current
Accounts payable	$110,051	$41,845
Accrued liabilities	98,459	104,923
Income taxes payable	45,564	80,530
Current portion of long term debt and capital leases (Note 8)	3,368	3,284
Current portion of deferred revenue	4,557	3,264
	261,999	233,846
Long-term debt and capital leases (Note 8)	110,816	42,851
Other long-term liabilities	4,146	-
Derivative instruments liability (Note 13)	54,488	-
Deferred revenue (Note 9)	151,636	61,066
Provision for pension obligations	17,341	15,470
Asset retirement obligations and other provisions (Note 10)	118,569	95,867
Future income tax liabilities	548,942	250,732
Non-controlling interest	382	-
	1,268,319	699,832

SHAREHOLDERS' EQUITY
Share capital (Note 11 (a))	3,238,136	1,890,275
Contributed surplus	10,787	8,887
Cumulative translation adjustment (Note 2)	-	52,404
Accumulated other comprehensive income (Note 2)	228,168	-
Retained earnings (Note 2)	514,918	178,202
	3,992,009	2,129,768
	$5,260,328	$2,829,600

Commitments and Contingencies (Note 9)

APPROVED BY THE BOARD
(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Lukas H. Lundin	Dale C. Peniuk

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands of US dollars, except for shares and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Sales	$292,757	$98,941	$806,612	$303,657
Cost of sales	(124,135)	(35,364)	(284,343)	(109,706)
Accretion of asset retirement obligations	(2,485)	-	(4,753)	-
Depreciation, depletion and amortization	(47,433)	(14,792)	(119,186)	(42,055)
	118,704	48,785	398,330	151,896
Expenses
General exploration and project investigation	(11,356)	(1,700)	(24,499)	(5,352)
Selling, general and administration	(6,238)	(3,129)	(18,852)	(8,165)
Stock-based compensation (Note 11(b))	(6,338)	429	(9,413)	(2,143)
Foreign exchange (losses)/gains	(3,970)	110	(15,733)	(2,692)
Losses on derivative instruments	(18,234)	(4,963)	(51,416)	(14,864)
Interest and other income	7,947	1,027	18,718	2,504
Interest and bank charges	(7,520)	-	(9,263)	-
	(45,709)	(8,226)	(110,458)	(30,712)
Earnings before undernoted items	72,995	40,559	287,872	121,184
Gain on sale of investments (Note 4)	27,452	-	77,890	-
Non-controlling interest	32	(8)	32	(181)
Earnings before income taxes	100,479	40,551	365,794	121,003
Current income taxes	(22,729)	(610)	(86,301)	(22,734)
Future income tax recovery/(expense)	45,350	(9,204)	57,223	(8,910)
Net earnings for the period	$123,100	$30,737	$336,716	$89,359

Basic earnings per share	$0.32	$0.25	$1.05	$0.73
Diluted earnings per share	$0.32	$0.25	$1.05	$0.72

Basic weighted average number of shares outstanding	389,832,910	122,611,905	321,101,335	122,305,179
Diluted weighted average number of shares outstanding	390,021,171	123,566,265	321,695,537	123,407,811

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited, in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Net earnings for the period	$123,100	$30,737	$336,716	$89,359
Other comprehensive income

Change in fair value of available for sale securities, net of taxes	(13,492)	-	10,476	-
Unrealized gain on available for sale securities sold during the period	(10,415)	-	(20,360)	-
Cumulative translation adjustment	126,592	-	182,455	-
	102,685	-	172,571	-
Comprehensive income for the period	$225,785	$30,737	$509,287	$89,359

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
 (Unaudited, in thousands of US dollars)

				Accumulated
			Cumulative	Other
	Share	Contributed	Translation	Comprehensive	Retained
	Capital	Surplus	Adjustment	Income	Earnings	Total
Balance, December 31, 2006	$ 1,890,275	$ 8,887	$ 52,404	$ -	$ 178,202	$ 2,129,768
Stock-based compensation	-	1,520	-	-	-	1,520
Exercise of stock options & SARs	4,310	-	-	-	-	4,310
Transfer of fair value on exercise of stock options & SARs	2,862	(2,862)	-	-	-	-
Transition adjustments (Note 2(c))	-	-	(52,404)	55,597	-	3,193
Translation adjustment for the period	-	-	-	19,602	-	19,602
Unrealized gains during period on available-for-sale investments	-	-	-	8,357	-	8,357
Net earnings for the period		-	-	-	53,708	53,708
Balance, March 31, 2007	1,897,447	7,545	-	83,556	231,910	2,220,458
Stock-based compensation	-	1,551	-	-	-	1,551
Exercise of stock options & SARs	1,474	-	-	-	-	1,474
Transfer of fair value on exercise of stock options and SARs	5,694	(3,233)	-	-	-	2,461
Translation adjustment for the period	-	-	-	36,261	-	36,261
Changes in fair value of available-for-sale securities	-	-	-	15,611	-	15,611
Sale of available-for-sale securities	-	-	-	(9,945)	-	(9,945)
Net earnings for the period		-	-	-	159,908	159,908
Balance, June 30, 2007	1,904,615	5,863	-	125,483	391,818	2,427,779
Shares and options issued for Tenke acquisition (Note 3(b))	1,329,075	660	-	-	-	1,329,735
Shares issued on the assumption of Tenke obligation (Note 3(b))	1,745	-	-	-	-	1,745
Stock-based compensation	-	6,342	-	-	-	6,342
Exercise of stock options & SARs	1,584	-	-	-	-	1,584
Transfer of fair value on exercise of stock options and SARs	1,117	(2,078)	-	-	-	(961)
Translation adjustment for the period	-	-	-	126,592	-	126,592
Changes in fair value of available-for-sale securities	-	-	-	(13,492)	-	(13,492)
Sale of available-for-sale securities	-	-	-	(10,415)	-	(10,415)
Net earnings for the period		-	-	-	123,100	123,100
Balance, September 30, 2007	$ 3,238,136	$ 10,787	$ -	228,168	$ 514,918	$ 3,992,009

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Operating activities
Net earnings for the period	$123,100	$30,737	$336,716	$89,359
Items not involving cash
Amortization of deferred revenue	(398)	(709)	(2,354)	(2,147)
Depreciation, depletion and amortization	47,433	14,792	119,186	42,054
Stock-based compensation	6,338	29	9,413	475
Loss (gain) on sale of investments and other assets	(27,452)	3	(77,890)	85
Future income tax (recovery)/expense	(45,350)	9,204	(57,223)	8,910
Provision for pensions	67	(380)	152	512
Interest accretion and other	98	-	7,449	-
Deferred financing costs	3,053	-	3,053	-
Unrealized loss on derivative instruments	182	-	30,365	-
Unrealized foreign exchange losses	845	-	4,255	-
	107,916	53,676	373,122	139,248
Changes in non-cash working capital items	47,730	5,705	(56,784)	(2,748)
Cash flow from operating activities	155,646	59,381	316,338	136,500
Financing activities
Common shares issued	1,592	1,630	7,368	2,434
Deferred income	42,500	-	42,500	-
Put premium payments	(1,982)	-	(9,759)	-
Drawdown of credit facility	713,597	-	713,597	-
Credit facility and capital lease payments	(653,027)	(72)	(654,863)	(145)
	102,680	1,558	98,843	2,289
Investing activities
Acquisition of subsidiaries, net of cash acquired	(763,268)	(1,965)	(763,268)	(1,965)
Mineral property, plant and equipment expenditures	(46,962)	(6,621)	(124,158)	(19,780)
Investment in Tenke Fungurume	(26,396)	-	(26,396)	-
Investments in marketable securities	(29,720)	(7,844)	(237,687)	(22,963)
Contributions to reclamation fund	(374)	-	(13,478)	-
Other	-	-	(3,996)	-
Proceeds from sale of subsidiary, net of cash	272,080	-	272,080	-
Proceeds from sale of investments (Note 4)	186,593	-	305,089	132
	(408,047)	(16,430)	(591,814)	(44,576)
Effect of foreign exchange on cash balances	(18,412)	478	(5,460)	7,847
Increase (decrease) in cash and cash equivalents during period	(168,133)	44,987	(182,093)	102,060
Cash and cash equivalents, beginning of period	388,210	131,482	402,170	74,409
Cash and cash equivalents, end of period	$220,077	$176,469	$220,077	$176,469

Supplemental Information
Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$40,021	$6,843	$(23,888)	$(22,028)
Accounts payable and other current liabilities	7,709	(1,138)	(32,896)	19,280
	47,730	5,705	(56,784)	(2,748)
Operating activities included the following cash payments
Interest paid	$7,836	$3	$8,747	$14
Income taxes paid	$32,545	$124	$111,624	$13,355

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and nine months ended September 30, 2007
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

1.

BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2006, except as discussed in Note 2 below.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s 2006 audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Certain of the 2006 figures have been reclassified to conform to the 2007 presentation.

2.

ACCOUNTING POLICIES

Investments

The Company’s investment in Tenke Fungurume is accounted for using the equity method as the Company has significant influence over the investee. Investments other than Tenke Fungurume are carried at fair value with any changes recorded in other comprehensive income for the corresponding period.

New Accounting Standards

Effective January 1, 2007 the Company has adopted the following CICA accounting standards:

a)

Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in the net earnings such as cumulative translation adjustments resulting from the translation of foreign denominated financial statements to US dollars using the current rate method and unrealized gains or losses on available-for-sale securities.

b)

Section 3855 – Financial Instruments - Recognition and Measurement

This standard requires that all financial assets, except those classified as held to maturity but including derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

c)

Transitional Provisions

The adoption of Sections 1530 and 3855 resulted in changes to the Company's current period’s earnings as well as required an adjustment to the opening balances for investments and total assets.

The cumulative translation adjustment and unrealized gain on available-for-sale securities as at December 31, 2006 were $52.4 million and $3.2 million respectively. The aggregate of these amounts has been reported as a transition adjustment during the current period to the opening balance of Accumulated Other Comprehensive Income in the Interim Consolidated Statements of Changes in Shareholders’ Equity.

The cumulative translation adjustment and unrealized loss on available-for-sale securities for the nine months ended September 30, 2007 were $182.5 million and $9.9 million, net of tax, respectively, and are reported in other comprehensive income.

3.

BUSINESS ACQUISITIONS

a)

EuroZinc Mining Corporation

On October 31, 2006 the Company completed the acquisition of 100% of the issued and outstanding common shares of EuroZinc Mining Corporation ("EuroZinc") by issuing 160.8 million common shares (post-split) valued at CAD$11.36 (average closing price of the Company’s shares on the Toronto Stock Exchange the two days before, the day of, and two days after August 21, 2006, the date of announcement) per share and cash payments totaling $0.05 million to the former EuroZinc shareholders. In addition, the Company issued 2.3 million stock options and 1.5 million stock appreciation rights ("SARs") to the former EuroZinc employees in exchange for the cancellation of the EuroZinc stock options. The terms and conditions of these stock options and stock appreciation rights remain the same as the EuroZinc stock options, except for the number of options issued and their respective exercise prices, which were adjusted according to the exchange ratio. This acquisition has been accounted for under the purchase method.

The allocation of the purchase price of the shares of EuroZinc is summarized in the following table.

Purchase price
Common shares issued (160.8 million shares)	$ 1,632,738
Stock options issued in exchange for EuroZinc options (2.3 million options)	12,127
Stock appreciation rights (1.5 million SARs)	10,595
Acquisition costs	12,852
Cash	50
1,668,362
Less:
Cash and cash equivalents acquired	(243,649)
Net purchase price	$ 1,424,713

Net assets acquired
Restricted cash	$ 4,007
Non-cash current assets	104,053
Mineral properties	922,614
Plant and equipment	321,895
Other long-term assets	24,139
1,376,708
Current liabilities	(138,785)
Other liabilities	(69,247)
Reclamation and closure cost obligations	(66,893)
Future income tax liabilities	(178,317)
Net identifiable assets	923,466
Residual purchase price allocated to goodwill	501,247
Net assets acquired	$ 1,424,713

The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as additional information. The fair values allocated to the assets and liabilities were based in part on an independent valuation report dated March 28, 2007. This process was performed in accordance with recent accounting pronouncements relating to "Mining Assets and Business Combinations" (CICA Emerging Issues Committee Abstract 152). The amount allocated to goodwill is not deductible for tax purposes.

b)

Tenke Mining Corp

On July 3, 2007 the Company completed the acquisition of 100% of the issued and outstanding common shares of Tenke Mining Corp ("Tenke") by issuing 105.4 million common shares valued at CAD$13.37 (closing price of the Company’s shares on the Toronto Stock Exchange on the date of completion) per share and cash payments totaling $0.06 million to the former Tenke shareholders. The Company issued a further 0.14 million common shares at CAD$13.37 to satisfy an obligation resulting from a previous agreement between Tenke and one of its consultants. In addition, the Company issued 0.09 million stock options to a former Tenke director in exchange for the cancellation of the Tenke stock options. The terms and conditions of these stock options remain the same as the Tenke stock options, except for the number of options issued and the respective exercise price, which were adjusted according to the exchange ratio. This acquisition has been accounted for as a purchase of assets.

Tenke holds a 24.75% interest in the Tenke Fungurume copper/cobalt deposits under development in the Democratic Republic of Congo.

The allocation of the purchase price of the shares of Tenke is summarized in the following table.

Purchase price
Common shares issued (105.4 million shares)	$1,329,075
Common shares issued to satisfy Tenke obligation (0.14 million shares)	1,745
Stock options issued in exchange for Tenke options (0.09 million options)	660
Acquisition costs	1,026
Cash	60
1,332,566
Less:
Cash and cash equivalents acquired	(82,435)
Net purchase price	$ 1,250,131

Net assets acquired
Accounts receivable	$ 160
Prepaid expenses	22
Available for sale securities	1,084
Investment in Tenke Fungurume	1,433,613
1,434,879
Accounts payable and accrued liabilities	(377)
Future income tax liabilities	(184,371)
Net assets acquired	$1,250,131

The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of acquisition. The allocation of the purchase price may still be subject to change as the Company completes its final analysis of the fair values of the assets and liabilities of Tenke.

c)

Rio Narcea Gold Mines, Ltd.

On April 4, 2007, the Company entered into a definitive support agreement whereby the Company offered to acquired all the issued and outstanding common shares and warrants of Rio Narcea Gold Mines, Ltd. ("Rio Narcea") for Cdn$5.00 per common share ("Rio Narcea Shares") and Cdn$1.04 per warrant. The Company subsequently increased its cash offer to Cdn$5.50 per common share and on July 17, 2007, 85.5% of the Rio Narcea Shares and 73.3% of the warrants were tendered and taken up by the Company. As at September 30, 2007, the Company had acquired 99.9% of the issued and outstanding shares of Rio Narcea and 91.5% of the outstanding warrants for cash payments totaling $916 million. Subsequent to September 30, 2007, the Company acquired the remaining outstanding shares and warrants for $2.0 million.

Concurrent with the offer to purchase Rio Narcea, the Company signed an option agreement with Red Back Mining Inc. for the sale of Rio Narcea’s Tasiast gold mine for cash consideration of $225 million and the assumption of $53.1 million of debt and hedging contracts. The sale was completed on August 2, 2007.

The purchase price was financed in part by an $800 million syndicated senior credit facility, which was reduced by the $225 million proceeds from the sale of Tasiast gold mine.

This acquisition has been accounted for under the purchase method. These consolidated financial statements include Rio Narcea’s operating results for the period July 17, 2007 to September 30, 2007.

Rio Narcea owns the Aguablanca nickel-copper mine and the Salave gold deposit in the Asturias province of Spain.

The preliminary allocation of the purchase price of Rio Narcea is summarized in the following table.

Purchase price
Cash	$915,993
Acquisition costs	6,793
922,786
Less: cash and cash equivalents acquired	(77,141)
Net purchase price	$845,645

Net assets acquired

Restricted cash	9,174
Non-cash current assets	65,035
Mineral properties, plant and equipment	817,468
Investments	69,799
Other long-term assets	939
Future income assets	5,016
967,431
Current liabilities	(76,304)
Current portion of long-term debt	(16,519)
Long-term debt	(32,510)
Other long-term liabilities	(12,561)
Asset retirement obligation and other mine closure costs	(13,713)
Future income tax liability	(141,259)
Non-controlling interest	(400)
Net identifiable assets	674,165
Residual price allocated to goodwill	171,480
Net assets acquired	$845,645

The purchase price has been allocated to the fair value of the assets acquired and liabilities assumed, with goodwill assigned to the Aguablanca mine, based on management’s best estimate and taking into account all available information at the time of acquisition. The fair values allocated were based in part on a preliminary valuation report prepared by an independent third party and may still be subject to change as the Company finalizes it allocation and the analysis of the nature of the goodwill.

4.      INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

The Company invests in the common shares of mining and exploration companies, all of which are designated at the time of purchase as available-for-sale securities. These shares are marked-to-market at the end of each reporting period with any adjustment recorded in Other Comprehensive Income, a component of shareholders’ equity.

For the nine months ended September 30, 2007, the Company recorded an increase of $10.5 million (three months ended September 30, 2007 – decrease of $13.5 million) in market value of its investment in available-for-sale securities.

This increase in market value is offset by the disposition of investments which has previously recognized unrealized gains through Other Comprehensive income, resulting in a decrease of $20.4 million for the nine months ended September 30, 2007 (three months ended September 30, 2007 – decrease of $10.4 million).

For the three months ended September 30, 2007, the Company acquired shares in various mining and exploration companies, one investment of which was disposed during the quarter for a pre-tax gain of $27.5 million on proceeds of $186.6 million.

The Company does not exercise significant influence over any of its investments and holds less than 20% equity interest in each.

5.

INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2007	2006
Ore stock piles	$6,514	$4,522
Concentrate stock piles	13,560	9,305
Materials and supplies	19,630	10,896
	$39,704	$24,723

6.

MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	September 30, 2007			December 31, 2006
		Accumulated			Accumulated
	Cost	Depletion	Net	Cost	Depletion	Net
Mineral properties	$2,062,845	$218,034	$1,844,811	$1,470,393	$128,478	$1,341,915
Plant and equipment	468,152	54,472	413,680	360,646	27,655	332,991
Development	146,658	-	146,658	35,135	-	35,135
	$2,677,655	$272,506	$2,405,149	$1,866,174	$156,133	$1,710,041

During the nine months ended September 30, 2007, the Company spent $124.2 million on capital equipment, mine development and related infrastructure.

7.

EQUITY INVESTMENT IN TENKE FUNGURUME

On July 3, 2007, the Company completed the acquisition 100% of the issued and outstanding shares of Tenke by issuing 105,421,402 Lundin common shares to Tenke shareholders valued at $1.3 billion. Tenke holds a 24.75% interest in the Tenke Fungurume copper-cobalt project in the Democratic Republic of Congo ("DRC"). The investment in the Tenke Fungurume project is accounted for using the equity method and the equity loss for the project is included in earnings of the Company beginning from the date of acquisition. The amount of equity loss from the date of acquisition of Tenke Fungurume to September 30, 2007 is not significant.

Balance, December 31, 2006	$-
Acquisition of investment in Tenke Fungurume	1,433,613
Cash advances during the period	26,396
Share of equity (loss)	-
Balance, September 30, 2007	$1,460,009

8.     LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consist of:

	September 30,	December 31,
	2007	2006

Credit facility	$61,613	$-
Somincor bonds	38,448	35,689
Capital lease obligations	4,244	6,866
Deferred employee housing sales	262	239
Investment incentive loan	7,161	1,061
Aljustrel debt	2,456	2,280
Total	114,184	46,135
Less: current portion of long-term debt and capital leases	(3,368)	(3,284)
	$110,816	$42,851

During 2007, the Company arranged a five-year $225 million non-revolving and a $575 million revolving credit facility for general corporate purposes secured by the shares owned by Lundin it its subsidiaries. These facilities were used in part to acquire 100% of the issued and outstanding shares of Rio Narcea. Following the purchase of Rio Narcea, the Company sold its Tasiast gold project for $225 million and retired the non-revolving credit facility.

The credit facility contains various covenants that include indebtedness, asset sales and liens, and distributions. The amount drawn on the facility bears interest at LIBOR plus a spread of 75 to 150 basis points based on the leverage ratio of the Company.

Management believes that the fair value of long-term debt approximates its carrying value.

9.     COMMITMENTS AND CONTINGENCIES

a)

Silverstone Resources Corp. ("Silverstone")

On September 28, 2007, the Company entered into an agreement for the sale of silver in concentrate from its Neves-Corvo and Aljustrel mines to Silverstone. Under the terms of the agreement, the Company received an upfront cash payment of $42.5 million and 19,656,250 Silverstone common shares valued at Cdn$2.36 on the date of exchange for a US equivalent of $46.6 million. Upon delivery of its silver in concentrate to Silverstone, the Company will receive the lower of $3.90 per ounce of silver contained in concentrate (subject to a 1% annual inflationary adjustment after three years and yearly thereafter) or the then prevailing market price per ounce of silver.

Upon closing of the transaction, the Company has recorded $89.1 million as deferred revenue, which will be amortized over the life of the silver deliveries.

b)

Rio Narcea Lawsuit

In August 2005, the regional Government of Asturias rejected Rio Narcea’s application for "change in land use" required to develop the Salave gold deposit. After a review of its legal options, former management of Rio Narcea commenced legal applications in local courts seeking reversal of the decision and/or monetary compensation for damages. The outcome and timing of any legal action on this matter is presently uncertain.

10.     ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relate to the operations of Neves-Corvo, Zinkgruvan, Storliden, Aljustrel, Galmoy and Aguablanca mines. The following is a reconciliation of changes in the provision during the period:

Asset Retirement Obligations
Balance, December 31, 2006	$91,031
Accretion during the period	3,538
Amounts arising on the acquisition of Rio Narcea (Note 3(c))	7,294
Effect from changes in foreign exchange rates	5,354
Balance, September 30, 2007	107,217

Other Mine Closure Obligations
Balance, December 31, 2006	4,836
Provisions during the period	2,247
Other provisions	3,862
Effect from changes in foreign exchange rates	407
Balance, September 30, 2007	11,352
Total	$118,569

11.     SHARE CAPITAL

All shares, stock options and stock appreciation rights ("SARs") shown in the tables below are calculated as though the three-for-one stock split, which was effective February 5, 2007, had occurred at December 31, 2006.

(a)

The authorized and issued share capital is as follows:

Authorized – unlimited number of common shares with no par value and one special share with no par value.

Issued and outstanding:

	Number of
	shares	Amounts
Balance, December 31, 2006	284,800,065	$1,890,275
Exercise of stock options & SARs	1,237,653	4,310
Transfer of value on exercise of stock options	-	2,862
Balance, March 31, 2007	286,037,718	1,897,447
Exercise of stock options & SARs	318,584	1,474
Transfer of fair value on exercise of stock options & SARs	-	5,694
Return of fractional shares	(69)	-
Balance, June 30, 2007	286,356,233	1,904,615
Shares issued to acquire Tenke Mining Corp.	105,421,402	1,329,075
Shares issued on the assumption of Tenke obligation	138,400	1,745
Exercise of stock options & SARs	464,236	1,584
Transfer of fair value on exercise of stock options & SARs	-	1,117
Balance, September 30, 2007	392,380,271	$3,238,136

(b)

Stock options

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers. Under this method, the Company recorded a stock-based compensation expense of $9.4 million during the nine months ended September 30, 2007 (2006 - $2.1 million). The fair value of the stock options granted during the nine months ended September 30, 2007, as measured at the date of the grant using the Black-Scholes option pricing model, assumes a risk-free interest rate of between 4.08% and 4.74%, no dividend yield, an expected life of between 1.5 and 2.5 years and an expected price volatility of between 48% and 55%.

Incentive stock options issued, exercised and outstanding for the nine months ended September 30, 2007 is as follows:

		Weighted average
	Number of	exercise price
	Options	(CAD$)
Outstanding, December 31, 2006	3,038,265	$5.87
Granted during the year	4,178,760	12.83
Issued in exchange for outstanding Tenke options	86,500	5.57
Cancelled during the year	(9,520)	9.80
Exercised during the year	(1,794,317)	3.83
Outstanding, September 30, 2007	5,499,688	$11.81

During the nine months ended September 30, 2007, the Company granted 4,178,760 incentive stock options to employees and officers at a weighted average price of CAD$12.83 per share that expire between January 17, 2009 and September 24, 2012. The following table summarizes options outstanding as at September 30, 2007, as follows:

			Weighted		Weighted
			Average		Average
	Year	Number of	Remaining	Number of	Exercise
Range of exercise	of	Options	Contractual Life	Options	Price
prices (CAD$)	Expiry	Outstanding	(Years)	Exercisable	(CAD$)
$4.22	2007	82,500	0.1	82,500	$4.22
$7.39 - $12.49	2008	300,000	0.8	300,000	10.80
$5.57 - $14.97	2009	595,060	1.4	595,060	12.71
$2.28 - $3.33	2010	147,368	2.8	124,520	2.46
$9.14 - $10.15	2011	734,560	3.8	334,720	9.65
$12.74	2011	3,640,200	5.0	1,213,400	12.74
		5,499,688	4.1	2,650,200	$11.81

(c)

Stock Appreciation Rights

In connection with the October 31, 2006 acquisition of EuroZinc (Note 3(a)), the Company issued stock appreciation rights to certain former EuroZinc employees in exchange for the cancellation of their stock options. The terms of the newly issued stock appreciation rights were the same as those of the cancelled options, with the exception of the number of shares and the exercise prices, which were adjusted for the share exchange ratio of the EuroZinc acquisition. Holders of stock appreciation rights have the right to elect to receive either shares in the Company or a cash payout equal to the excess of the fair market value of the shares over the exercise price on the date of exercise. All stock appreciation rights are fully vested and exercisable.

Stock appreciation rights issued, exercised and outstanding is as follows:

	Number of	Weighted
	stock	average
	appreciation	exercise price
	rights	(CAD$)
Oustanding, December 31, 2006	1,221,080	$5.27
Exercised during the period for shares	(226,160)	6.76
Exercised during the period for cash	(688,200)	4.14
Outstanding, September 30, 2007	306,720	$6.69

The stock appreciation rights are recorded as a current liability and are adjusted based on the Company’s closing stock price at the end of each reporting period. The liability as at September 30, 2007 was $1.9 million (December 31, 2006 - $9.2 million).

The following table summarizes the September 30, 2007 outstanding stock appreciation rights:

	Number of	Weighted
	stock	average
	appreciation	exercise price
Expiry date	rights	(CAD$)
June 8, 2010	135,360	$2.31
May 11, 2011	171,360	10.15
Outstanding, September 30, 2007	306,720	$6.69

12.     SEGMENTED INFORMATION

The Company is currently engaged in mining, exploration and development of mineral properties, primarily in Portugal, Sweden and Ireland.

Operating segmented information is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Sales
Neves-Corvo, Portugal	$160,620	$-	$474,515	$-
Zinkgruvan, Sweden	52,028	35,806	159,948	135,356
Aguablanca, Spain	41,343	-	41,343	-
Galmoy, Ireland	29,480	32,870	82,119	81,154
Storliden, Sweden	9,179	28,992	48,395	87,022
Other	107	1,273	292	125
	$292,757	$98,941	$806,612	$303,657

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Operating profit
Neves-Corvo, Portugal	$83,952	$-	$265,416	$-
Zinkgruvan, Sweden	34,617	23,351	104,625	93,040
Aguablanca, Spain	(11,633)	-	(11,633)	-
Galmoy, Ireland	10,920	14,046	24,972	24,644
Storliden, Sweden	1,722	9,135	15,969	32,312
Other	(874)	2,253	(1,019)	1,900
	$118,704	$48,785	$398,330	$151,896

	September 30,	December 31,
	2007	2006
Total assets
Neves-Corvo*, Portugal	$2,405,124	$2,152,939
Zinkgruvan, Sweden	424,894	437,570
Aguablanca, Spain	873,540	-
Galmoy, Ireland	154,792	175,527
Storliden, Sweden	61,536	107,082
Ozernoe, Russia	159,721	150,292
Tenke Fungurume, Democratic Republic of Congo	1,460,719	-
Other and Intercorporate adjustments	(279,998)	(193,810)
	$5,260,328	$2,829,600

*Neves-Corvo figures include the assets for the Aljustrel zinc mine under development in Portugal.

Geographic segmented information is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Sales
Portugal	$160,620	$-	$474,515	$-
Sweden	61,496	64,798	208,632	222,378
Spain	41,343	-	41,343	-
Ireland	29,480	32,870	82,119	81,154
Other	(182)	1,273	3	125
	$292,757	$98,941	$806,612	$303,657

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Operating profit
Portugal	$82,931	$-	$264,395	$-
Sweden	36,451	32,486	120,706	125,352
Spain	(11,633)	-	(11,633)	-
Ireland	10,920	14,046	24,972	24,644
Other	35	2,253	(110)	1,900
	$118,704	$48,785	$398,330	$151,896

	September 30,	December 31,
	2007	2006
Total assets
Portugal	$ 2,406,472	$ 2,152,939
Sweden	486,430	544,652
Spain	873,540	150,292
Ireland	154,792	175,527
Russia	159,721	150,292
Democratic Republic of Congo	1,460,719	150,292
Intercorporate adjustments	(281,346)	(193,810)
	$ 5,260,328	$ 3,130,184

13.     FINANCIAL INSTRUMENTS

The Company has entered into various derivative contracts, including forward sales, calls and put options and foreign exchange for the purpose of managing financial risks and are not for trading purposes.

The following table and notes summarize the outstanding derivatives contracts of the Company as at September 30, 2007:

			2009 -
	2007	2008	2011*	Total

Copper
Calls (tonnes)	2,475	-	-	2,475
Average price (US$/lb)	$4.00	-	-	$4.00

Forward sales (tonnes)	6,138	3,112	-	9,250
Average price (US$/lb)	$2.91	$1.20	-	$2.34

Silver
Forward sales (ounces)	19,926	95,460	284,532	399,918
Average price (US$/ounce)	$11.60	$11.60	$11.60	$11.60

Lead
Forward sales (tonnes)	4,125	10,500	-	14,625
Average price (US$/lb)	$0.75	$0.71	-	$0.72

Zinc
Forward sales (tonnes)	600	2,400	-	3,000
Average price (US$/lb)	$1.22	$1.22	-	$1.22

US Currency
Forward sales	$34,378	$4,589	-	38,967
Average US$/EUR	1.2859	1.2230	-	$1.2785

*Between 2009 and 2011, silver forward sales are 117,072 oz, 114,720 oz, and 52,740 oz respectively, all at $11.60/oz.

In addition to the derivative contracts noted in the table above, the Company is also a party to the following structured derivatives as at September 30, 2007:

  multiple structured foreign exchange contracts with various counterparties having the following terms:

i.

to sell US$2.0 million and buy Euro dollars at US$1.2850 per €1.00, on a monthly basis from October to December 2007, with a floor of US$1.2000 per €1.00;

ii.

to sell between US$3.5 million and US$7.0 million and buy Euro dollars at prices between US$1.2410 and US$1.2900 per €1.00, on a monthly basis from October to December 2007.

  two structured lead put contracts with a counterparty having the following terms:

iii.

on a monthly basis between October and December 2007, the Company has a contingent right (triggered if LME spot is below $0.46/lb) to sell 600 tonnes at $0.46/lb or a contingent obligation (triggered if LME spot is at or above $0.59/lb) to sell 600 tonnes at $0.54/lb; and

iv.

on a monthly basis between October and December 2007, the Company has a contingent right (triggered if LME spot is below $0.52/lb) to sell 600 tonnes at $0.52/lb or a contingent obligation (triggered if LME spot is at or above $0.64/lb) to sell 600 tonnes at $0.59/lb.

The net derivative liability of all the outstanding derivatives as at September 30, 2007 was $54.5 million (December 31, 2006 – $2.9 million asset). For the nine-month period ended September 30, 2007, the Company recorded a net loss of $51.4 million on derivative instruments consisting of a $21.1 million realized loss from the settlement of derivative contracts and a $30.4 million unrealized loss related to the marking-to-market the outstanding derivative contracts.

OTHER SUPPLEMENTARY INFORMATION

1.

List of directors and officers at November 14, 2007:

        (a)

Directors:

Lukas H. Lundin, Chairman
Colin K. Benner, Vice Chairman
Karl-Axel Waplan
Brian D. Edgar
Dale C. Peniuk
David F. Mullen
Donald K. Charter
John H. Craig
William A. Rand
Tony O’Reilly Jnr.

        (b)

Officers:

Lukas H. Lundin, Chairman
Colin K. Benner, Vice Chairman
Karl-Axel Waplan, President and Chief Executive Officer
Anders Haker, Vice President and Chief Financial Officer
João Carrêlo, Executive Vice President and Chief Operating Officer
Neil O’Brien, Senior Vice President of Exploration and Business Development
Paul Conibear, Senior Vice President Projects
Manfred Lindvall, Vice President Environment, Health and Safety
Mikael Schauman, Vice President Marketing
Wojtek Wodzicki, Vice President of Strategic Partnerships
Kevin Hisko, Corporate Secretary

2.

Financial information

The report for the fourth quarter 2007 will be published on or before February 29, 2008.

3.

Other information

Address (Vancouver office):
Lundin Mining Corporation
Suite 2101 - 885 West Georgia Street
Vancouver B.C. V6C 3E8
Canada
Telephone: +1 604 681 1337
Fax: +1 604 681 1339

Address (Sweden office):
Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm
Sweden
Telephone: +46 8 550 560 00
Fax: +46 8 550 560 01

Website: www.lundinmining.com.
The corporate number of the Company is 306723-8.

For further information, please contact:

Karl-Axel Waplan, President and CEO: +46-705-10 42 39, ka.waplan@lundinmining.com
Anders Haker, Vice President and CFO: +46-708-10 85 59, anders.haker@lundinmining.com
Catarina Ihre, Manager, Investor relations: +46-706-07 92 63, catarina.ihre@lundinmining.com
Sophia Shane, Investor relations, North America, +1 604-689-7842, sophias@namdo.com